1601 Lower Water Street
Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, December 31, 2007

Gammon Gold Confirms Increased Production in Q4 over Q3

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): Gammon announced today that it anticipates achieving over a 6.0% increase in Q4 production over Q3 levels. The Company had been on target to meet a 10-15% production increase in Q4 until a temporary labour interruption was experienced between Christmas and New Years at our Ocampo mine in Chihuahua, Mexico that impacted production. The Company is pleased that regardless of this disruption we were still able to achieve an increase in production in Q4. The Company continues to forecast a significant reduction in total cash costs for Q4.

Additionally, the Company advises that it will issue a press release on January 21, 2008 that will provide an update of its December key performance indicators.

"While we are disappointed that we experienced a disruption at our Ocampo mine site, we were encouraged by the quick resolution to this matter and are confident that operations will continue to achieve increasing improved productivity as we move forward. We are appreciative that the workforce agreed to return to work promptly as it clearly demonstrates our mutual resolve to solidify strong working relations" stated Rene Marion, CEO of Gammon Gold.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Anne Day	Glenn Hynes
Director of Investor Relations	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding production figures for the fourth quarter, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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